SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 2 )*

Name of issuer:  Select Medical Holdings Corp

Title of Class of Securities:  Common Stock

CUSIP Number:  81619Q105

Date of Event Which Requires Filing of this Statement: December 31, 2017

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  (X) Rule 13d-1(b)

  (  ) Rule 13d-1(c)

  (  ) Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.:  81619Q105

1.  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  The Vanguard Group - 23-1945930

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

A.	B. X

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION

  Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

  209,898

6.  SHARED VOTING POWER

  13,000

7.  SOLE DISPOSITIVE POWER

  9,453,102

8.  SHARED DISPOSITIVE POWER

   213,798

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9,666,900

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  7.28%

12.  TYPE OF REPORTING PERSON

  IA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Check the following [line] if a fee is being paid with this statement   N/A

Item 1(a) - Name of Issuer:

  Select Medical Holdings Corp

Item 1(b) - Address of Issuer's Principal Executive Offices:

  4714 Gettysburg Road

  P.O. Box 2034

  Mechanicsburg, PA 17055

Item 2(a) - Name of Person Filing:

  The Vanguard Group - 23-1945930

Item 2(b) – Address of Principal Business Office or, if none, residence:

  100 Vanguard Blvd.

  Malvern, PA  19355

Item 2(c) – Citizenship:

  Pennsylvania

Item 2(d) - Title of Class of Securities:

  Common Stock

Item 2(e) - CUSIP Number

  81619Q105

Item 3 - Type of Filing:

  This statement is being filed pursuant to Rule 13d-1.  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4 - Ownership:

  (a) Amount Beneficially Owned:

  9,666,900

  (b) Percent of Class:

  7.28%

  (c)  Number of shares as to which such person has:

  (i)  sole power to vote or direct to vote:  209,898

  (ii)  shared power to vote or direct to vote:  13,000

  (iii)  sole power to dispose of or to direct the disposition of:  9,453,102

  (iv)  shared power to dispose or to direct the disposition of:  213,798

Comments:

Item 5 - Ownership of Five Percent or Less of a Class:

  Not Applicable

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

  Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

  See Attached Appendix A

Item 8 - Identification and Classification of Members of Group:

  Not applicable

Item 9 - Notice of Dissolution of Group:

  Not applicable

Item 10 - Certification:

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  02/07/2018

By /s/ Christine M. Buchanan

Name: Christine M. Buchanan

Title:  Principal

Appendix A

 Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of  200,798 shares or  .15% of the Common Stock outstanding of the Company as a result of its serving as investment manager of collective trust accounts.

Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of  22,100 shares or  .01% of the Common Stock outstanding of the Company as a result of its serving as investment manager of Australian investment offerings.